SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

THE MARYGOLD COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 value per share
(Title of Class of Securities)

57403M104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57403M104

1.	Names of Reporting Persons. Sheila Gerber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,183,929
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,183,929
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 3,183,929 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 8.08%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57403M104

ITEM 1:

(a)	Name of Issuer:

The Marygold Companies, Inc., a Nevada corporation

(b)	Address of Issuer’s Principal Executive Offices:

120 Calle Iglesia, Unit B, San Clemente, CA

ITEM 2:

(a)	Name of Person Filing:

Sheila Gerber

(b)	Address of Principal Business Office or, if None, Residence:

1905 Lakeshire Dr.

Walnut Creek, CA 94595

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

57403M104

ITEM 3:	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4:	OWNERSHIP.

(a)	Amount beneficially owned:

3,183,929 shares of Common Stock

(b)	Percent of class:

8.08% (based on 39,383,459 shares of Common Stock outstanding as of April 27, 2022 as reported in the Issuer’s Form S-3 dated April 29, 2022).

(c)	Number of shares as to which the person has:

Number of shares as to which Sheila Gerber has:

(i)	Sole power to vote or to direct the vote	3,183,929
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,183,929
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased  to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2022	By:	/s/ Sheila Gerber
Name: Sheila Gerber
Title: Individual